Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel. +1.215.963.5000
Fax: +1.215.963.5001
www.morganlewis.com



January 27, 2016


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Community Development Fund: Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A (File Nos. 333-206012 and 811-23080)
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Ladies and Gentlemen:

On behalf of our client, The Community Development Fund (the "Trust"), we are filing Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended, and Amendment No. 2, under the Investment Company Act of 1940, as amended, to the Trust's registration statement on Form N-1A (the "Filing").

The purpose of the Filing is to incorporate SEC staff comments and include additional information in the Trust's Prospectus and Statement of Additional Information. Please note that the Trust intends to submit an acceleration request to the Staff requesting that the Filing become effective as of the date and time specified in the request.

Please contact me at (215) 963-4969 should you have any questions or comments.

Sincerely,

/s/ John J. O'Brien
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John J. O'Brien, Esq.